Exhibit 99.2

August 10, 2011

The Board of Directors
Checkpoint Systems, Inc.
C/O Mr. Robert van der Merwe
Chairman & Chief Executive Officer
One Commerce Square
2005 Market Street, Suite 2410
Philadelphia, Pennsylvania 19103

Dear Members of the Board:

MMI Investments, L.P. (“MMI”) owns 1,960,800 shares of Checkpoint Systems, Inc. (“Checkpoint” or the “Company”), or roughly 4.9% of the outstanding stock, making us one of Checkpoint’s largest shareholders.  As you know, we have been a Checkpoint shareholder for roughly a decade.  Very shortly we will own more of Checkpoint and will file with the SEC a Schedule 13D disclosing additional information about our position as well as details regarding the communications we have had with the Board and Chairman & CEO Rob van der Merwe over the last few months.  We feel that Checkpoint is significantly undervalued given its strong products, technology, market positions and customer relationships.  The Board appears not to recognize that correcting that undervaluation will take more than the status quo.  We believe that view does a disservice to Checkpoint shareholders, and we hope therefore that this public disclosure will be illuminating and constructive.

Three separate times since June 2011 MMI has, on a private basis, proffered highly constructive recommendations to the Board, all with the goal of improving Checkpoint’s dismal stock price performance.  We have recommended that Checkpoint hire an investment banker to explore strategic alternatives, which the Board summarily dismissed.  We have attempted to connect Checkpoint with those who are highly qualified and potentially interested in buying the Company, to no avail.  Most recently we have requested that one MMI representative be voluntarily appointed to Checkpoint’s nine-member Board so that we could discuss these issues with full information, on an equal footing with the rest of the Board, so as to best represent the interests of our fellow shareholders.  The Board responded that it was uninterested in shareholder representation on the Board.  Instead, it repeated an offer of only entering into a confidentiality agreement that we had already declined due to our belief that it would effectively tie our hands without any compensating influence.  All of this, as well as Checkpoint’s long-term poor performance, lead us to question whether the Checkpoint Board is taking Checkpoint’s undervaluation or shareholders seriously enough.  Apparently we are not the only ones who feel this way, as is evident from the 2nd quarter earnings call during which Checkpoint’s largest shareholder questioned whether Mr. van der Merwe should resign and whether Checkpoint should sell itself.

For the Board’s benefit, allow me to explain why the situation is so serious.  As of August 5th, 2011, the total return of Checkpoint stock is negative over each of the one-, two-, three-, four-, five-, six-, seven- and eight-year timeframes.  The average decline over these timeframes is -24%.  Checkpoint has also underperformed the S&P 500, as well as both small cap indices of which it is a member: the S&P 600 and the Russell 2000, over every timeframe from one-year to ten-years.  The underperformance relative to these indices over these timeframes has annually averaged -35%, -60% and -52%, respectively.  This stock performance is abhorrent, and largely reflective of operating performance, both short- and long-term.  Checkpoint’s LTM adjusted EBITDA is lower than annual EBITDA has been in every fiscal year of the last decade other than 2006, and is roughly -25% below 2001.  Free cash flow for the LTM period is roughly 1/9th the level of 2001, and the lowest in the last decade, barring 2010 when free cash flow was actually negative.  Management has spoken extensively about the sizeable capital expenditures for ERP consolidation in 2010 and 2011, but even adding these back would still leave 2010 and LTM free cash flow at anemic levels compared to most fiscal years of the last decade.  These results were produced despite investments in growth during this decade of roughly $600mm, (defined as capital expenditures, research & development expense and acquisitions, not even including 2011’s acquisition of Shore to Shore, Inc.) or more than Checkpoint’s current market capitalization.  We believe these results are indicative of a Board that has been a very poor steward of shareholder capital over the short and long terms.

As the Board stated in refusing MMI’s recommendation to hire a banker and explore strategic alternatives, the Board is committed to the strategic plan Checkpoint is pursuing.  We wonder whether the Board was equally confident in the strategic plan presented by Checkpoint’s management in late November of 2008 (two months after Lehman failed and the credit crisis began), which projected 10% annual revenue growth and at least 10% operating margin by 2011.  We note that 2011 operating margin year-to-date is 1.8%, recently-lowered 2011 guidance calls for only 7.4% to 7.8% operating margin, and LTM and 2010 revenues are below 2008 and roughly the same as 2007.  What level of confidence did the Board have in the strategic plan management unveiled in 2005 that called for 15% operating margins by 2007?  Operating margins since 2005 have averaged less than half that goal.

With such poor performance in stock price, operations and strategic planning, how does the Board derive its confidence in the present strategic plan’s ability to reverse this decade-long trend, let alone the view that the strategic plan is a better alternative than engaging with bona fide potential acquirors, financial and strategic, certain of whom we believe have attempted in vain to discuss a transaction with Checkpoint?  Our analysis suggests that such a transaction could yield a stock price in the low-to-mid $20’s, assuming acquisition by a financial sponsor at 7.5x to 8.5x the midpoint of the Company’s 2011 EBITDA guidance, and potentially well above that with a strategic acquirer.  These are sincere questions, and we welcome any credible attempt to answer them.

We reiterate our view that Checkpoint should immediately hire an investment banker to assist the Board in seriously and comprehensively reviewing all strategic alternatives to maximize value for Checkpoint shareholders, including the sale of the Company.  I continue to be available to discuss these matters with the Board and can be reached at (212) 586-4333.

Sincerely,

                                                                                /s/ Jerome Lande

Jerome Lande